THE ALLIED DEFENSE GROUP, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER AND ITS EXHIBITS PURSUANT TO 17 C.F.R. § 200.83. THIS FILING OMITS CONFIDENTIAL INFORMATION (DENOTED BY ASTERISKS) INCLUDED IN AN UNREDACTED VERSION WITH EXHIBITS SUBMITTED TO THE DIVISION OF CORPORATE FINANCE
September 16, 2005
Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510

RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 File No. 1-11376
Dear Mr. Decker:
In response to the Commission’s letter dated September 8, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the periods ended March 31, 2005 and June 30, 2005.
Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the September 8, 2005 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me (703) 847-5268 should there be any further questions.
Sincerely,

Robert P. Dowski Chief Financial Officer & Treasurer

Note H — Goodwill, page F-23
1.	SEC Comment

We have read your response to comment four from our letter dated August 16, 2005. The projections in your goodwill analysis assume that Seascape (SeaSpace) will generate revenues in 2005 that represent a significant increase over 2004. Give that this segment has only generated $2.6M in revenues for the first six months of 2005, a 9% decrease from the same period in the prior year, and has approximately $2.3M in backlog, please tell us whether you are still on schedule to achieve your projections as of the most recent date for which you have revenue information. If you believe that you will not meet the revenue projections, please tell us how this affects your goodwill analysis. Please provide additional information as necessary to support your conclusions.
As of August 2005 we are on track to slightly over achieve the 2005 results forecasted in our goodwill analysis. Our revenue is heavily skewed into late 3Q and 4Q based on the forecasted sales cycle and time required to spin up the new antenna division. See the table below for a complete summary of full year and July/Aug performance.

	Goodwill
Full Year 2005	Projection	FY Otlk *	Delta
Revenue	$9,690	$10,331	$641
COGS	$5,349	$4,991	($358)
Gross
Margin	$4,341	$5,339	$998
Op Exp	$4,200	$4,260	$60
Op Profit	$141	$1,079	$938
Net Income	($124)	$568	$692
Cash Flow	($685)	($430)	$255

	Goodwill
July & Aug	Projection	Actual *	Delta
Revenue	$1,062	$1,330	$268
COGS	$588	$704	$116
Gross
Margin	$475	$627	$152
Op Exp	$809	$635	($174)
Op Profit	($335)	($9)	$326
Net Income	($218)	($7)	$211
Cash Flow	($481)	($385)	$96

(* unaudited numbers)
We are expecting continued strong results (which were anticipated in our projections used to evaluate goodwill) during the September to December period. For example- August revenue was almost $900K – more than double July’s revenue, and during the two months July and August we generated 51% of the total revenue that was generated during the entire first 6 months of 2005.

1

Management expects this revenue acceleration trend to continue through year end and into future years.
We have also attached a briefing paper on the SeaSpace business unit that outlines their products, markets and plans for new product and service introductions. Portions of that exhibit have been redacted in the public record to shield competitively sensitive information on future product and service plans and their targeted market segments. In our August 1, 2005 response letter, page 3, question 3 it states that “SeaSpaces revenue growth is based on the sales activity with two lines of business: 1) the core business that has existed since inception of this unit, and 2) the new business estimated to be generated from a new product line of antenna’s and other products manufactured or developed internally”.
In reality — the revenue numbers for only antennas was included in the goodwill analysis. Market sizings were underway for the new products and scope and features were not finalized. Management omitted the revenue from these new and potentially significant sources in order to ensure their estimates were conservative. The briefing paper will give you an insight into these new areas of products and services that will supplement the core and antenna segments. Those new products and services have the potential to increase revenue projections in the second half of 2006, 2007 and 2008 by 25% to 50%. There would be commensurate improvements in net income and cash flow. We will consider the impact of these emerging products and markets in our goodwill evaluation done annually as of September 30.
Overall, management believes that the revenue and cash flow projections that were completed to support the valuation of goodwill were appropriate. As can be seen from the above quantitative analysis — SeaSpace is exceeding expectations so far in 2005 and its products are being accepted in the marketplace either as expected or at a better than expected pace. As the briefing paper shows — new sales opportunities continue to present themselves to the Company and management is confident that cash flows will exceed 2005 expectations and that this trend will continue in the future.
2.  SEC Comment
We note in your June 30th, 2005 Form 10-Q that Seascape’s (SeaSpace’s) new antenna product line became available late in the second quarter. Please tell us where this timing is consistent with the assumptions used in your goodwill analysis.
Our initial antenna products became available slightly ahead of schedule in late Q1. We continued to roll out new features and sizes of antennas through Q2 and into Q3 and Q4 to meet the demands of our customers and the marketplace. Product availability was generally consistent — if not slightly ahead of assumptions used in our goodwill analysis.
3.  SEC Comment
Please also tell us the cash inflow or outflow for Seascape (SeaSpace) factored in your goodwill analysis for 2005 through the most recent practicable date and the actual cash flows for the same period
Through August we are generally using less cash than we had expected for SeaSpace relative to the goodwill analysis for 2005 — see table in (1).

2

SeaSpace Business Overview for SEC Sept.16, 2005 Today. And Tomorrow.

SeaSpace - Mission and Charter Mission: Empowering our customers to improve the understanding, safety, security and enjoyment of our global environment. Charter: Provide hardware, software, systems and services that enable users of space-based assets to directly obtain and process data useful to their missions.

SeaSpace - Core Competencies Antennas and data acquisition Complete self-manufactured antenna product line up to 7m aperture; includes world's first functional NPOESS Ka-band prototype Data acquisition scheduling, area-of-interest (AOI) processing Sensor data processing Virtually all current spaceborne remote sensing instruments Very deep domain expertise, including algorithm development Data management Deep satellite data archives Data distribution, both web-based and real-time World recognized customer service capabilities

SeaSpace - Industry Impact and Firsts SeaSpace created the commercial direct-downlink market. TeraScan(r) processing software is the de facto industry standard. Strong name recognition with NASA, NOAA, DoD, IPO, Primes, and Universities. 1986 - First low-cost COTS remote sensing ground station 1987 - First Antarctic installation to support flight ops 1989 - First S-band polar system to support DMSP 1990 - First global users group 1991 - First fully transportable system 1999 - First low cost COTS X-band system 2000 - First to provide Ocean Color Monitor capability (IRS-P4) 2004 - First commercial cluster-based MODIS data processing

Geospatial Systems - Strategic Direction [CONFIDENTIAL TREATMENT REQUESTED] *

Geospatial Systems - Strategic Direction [CONFIDENTIAL TREATMENT REQUESTED] *

Geospatial Systems - Why Market Exists Because users want real-time data ....instead of time-delayed data Because users want control of their data Maintain own archives, control access and use Because users want flexibility in exploiting their data Ability to process data themselves to generate unique value-added products

Geospatial Systems Division - TeraScan(r) Value Engine Geospatial Systems Division - TeraScan(r) Value Engine

Geospatial Systems - Product Base X-band systems are more expensive and complex and thus represent revenue (~40%) much larger than fraction of installed base (~10%) [ Pie Segment Numbers Represent Unit Sales] Geosynchronous satellites all broadcast at L-band Polar-orbiting satellites broadcast at either L- or X-band

Geospatial Systems - Major Downlinks L-band (1.7 GHz) Used since late 1960's by both low-Earth orbiters (LEO) and geosynchronous (GEO) Data rate usually 1.3 or 2.7 Mbps S-band (2.2 GHz) Added by military in 1970's for secure transmissions Same data rate as L-band, usually encrypted X-band (7.8-8.2 GHz) First used for satellite downlink by NASA in 1999 Data rates 13 - 300 Mbps Now the standard for all current- and most next-generation missions Ka-band (17-30 GHz) The next big thing (NPOESS) Very high data rates (> 150 Mbps)

Geospatial Systems - Major Strategic Initiatives

Geospatial Systems - Major Strategic Initiatives [CONFIDENTIAL TREATMENT REQUESTED] *

Three Growth Markets Targeted by Current R&D [CONFIDENTIAL TREATMENT REQUESTED] *

Three Growth Markets Targeted by R&D [CONFIDENTIAL TREATMENT REQUESTED] *

Antenna Systems - Strategic Position [CONFIDENTIAL TREATMENT REQUESTED] *

Antenna Systems - Strategic Directions [CONFIDENTIAL TREATMENT REQUESTED] *

TacSAS Overview TacSAS Overview

TacSAS - Tactical Satellite Acquisition System A method of incorporating meteorological data to compute artillery firing solutions using atmospheric data from existing satellites Current method of computing artillery firing solutions is outdated and often inaccurate - Army is still using weather balloons Availability of satellite data (AMSU-A) provides possible paradigm change Could eliminate use of balloon on battlefield...thus no RF emissions or other identification that discloses presence and location of troops Man-portable and early-entry capable Cuts crew size by 2/3 and eliminates consumables Sets up in under 10 minutes Can be located remote from battlespace and still provide theater-wide coverage

TacSAS - Satellite Data Source...AMSU-A Advanced Microwave Sounder Unit - A A multi-channel microwave temperature and humidity sounder aboard polar-orbiting satellites Indirectly measures global atmospheric profiles Has 12 spectral channels to provide information on atmospheric water and oxygen Each spectral channel provides an indirect measurement of conditions in a broad band of altitude (e.g. chart at right) Actual MET parameters are derived from this via neural net and/or a series of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations of integrations System provides a vertical resolution of about 1000m

TacSAS - Why We Advocate TacSAS Standard MET is inaccurate and on its way out (succeeded by MMS-P) MMS-P may always suffer from "the balloon" JAAWIN is an alternative approach, but is fundamentally limited by network access and bandwidth Recent events show that military bandwidth is stretched very thin A TacSAS market will eventually exist because it is fully organic: it allows ground units to function with no links to the outside world and no position identification.